SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  X               Form 40-F
                           -----                      -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                        Yes               No  X
                           -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A



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This Form 6-K consists of:

The revised notice of annual general meeting for the year 2005 of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on April 27, 2006.




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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                 ------------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: April 28, 2006


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                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)

              NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2005
                                   (Revised)

NOTICE IS HEREBY GIVEN that the annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2005 will be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Wednesday, 24 May 2006 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1. To consider and approve the report of the 2nd Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2005).

2. To consider and approve the report of the 2nd Session of the Supervisory Committee of Sinopec Corp. (including the report of the Supervisory Committee of Sinopec Corp. for the year 2005).

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2005.

4. To consider and approve Plan for Profit Appropriation and the Final Dividend of Sinopec Corp. for the year ended 31 December 2005.

5. To appoint the PRC and international auditors, respectively, of Sinopec Corp. for the year 2006 and to authorise the Board of Directors to determine their remuneration.

6. To elect the Third Session of the Board of Directors of Sinopec Corp. (including the independent non-executive directors). According to the Articles of Association of Sinopec Corp., election of the members of the Board of Directors will be by way of cumulative voting. The relevant details of the candidates are set out in the appendix to this notice.

7. To elect the shareholder representative supervisors of the Third Session of the Supervisory Committee of Sinopec Corp. The relevant details of the candidates are set out in the appendix to this notice.

8. To consider and approve the Service Contracts between Sinopec Corp. and Directors of the Third Session of the Board Directors and Supervisors of the Third Session of the Supervisory Committee (including emoluments provisions). Details of the Service Contracts are available in the circular to the H shareholders and also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

9. To consider and approve resolutions regarding continuing connected transactions for 2007 to 2009:

      Approve major continuing connected transactions, amendments of agreements, non-major continuing connected transactions and caps for major continuing connected transactions and authorise the Board of Directors of Sinopec Corp. to, at its discretion, take any other action or issue any other documents necessary to implement the major continuing connected transactions and supplemental agreements for connected transactions;

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      Details of the continuing connected transactions are contained in the circular to the H shareholders and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

By Way of Special Resolutions:

10. To consider and approve resolutions regarding the proposed issuance of commercial paper:

      The issue as commercial paper based on prevailing market terms and compareable commercial papers issued in the PRC. The maximum amount of the commercial paper shall not exceed 10% of the latest audited amount of the net assets at the time of the issue. The effective period of the approval shall commence from the date on which the resolution is approved at 2005 AGM by shareholders and end on the completion of the 2006 AGM. The Chairman shall be authorised to determine matters relevant to the issue of the commercial paper based on the needs of Sinopec Corp. and market conditions;

11. To approve the proposed amendments to the Articles of Association and its schedules of Sinopec Corp. and to authorise the Secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all applications, filings, registrations and recording relevant to the proposed amendments to the Articles of Association and its schedules.

      Details regarding the proposed amendments to the Articles of Association and its schedules are available in the circular to the H shareholders and also available at the website of Shanghai Stock Exchange
      (http://www.sse.com.cn).

      A shareholder of Sinopec Corp., China Petrochemical Corporation, has notified us that it is considering the appropriate candidate for the last position of Independent Non-executive Directors of Third Session of the Board of Directors and, unless it notifies the otherwise, it is not expected to make any further nomination before the 2005 Annual General Meeting.

                                                   By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 27 April 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

Notes:

1. Addition of a candidate for Independent Director

      In accordance with the Articles of Association of Sinopec Corp., China Petrochemical Corporation, a shareholder of Sinopec Corp., has, by way of the proposal of a new agenda, nominated an addition person as candidate for election as a member of The Third Session of The Board of Directors. Details of the new candidate is set out in the appendix to this notice.

2.    Eligibility for attending the Annual General Meeting

      Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 24 April 2006 are eligible to attend the Annual General Meeting.

3.    Proxy

      (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

      (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

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      (3)   To be valid, the power of attorney or other authorisation
            document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

      (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.    Registration procedures for attending the Annual General Meeting

      (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 4 May 2006.

      (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

5.    Closure of Register of Members

      The register of members of Sinopec Corp. will be closed from Monday, 24 April 2006 to Wednesday, 24 May 2006 (both days inclusive).

6.    Procedures for demanding a poll to vote on resolutions

      Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

      (1)   the chairman of the meeting;

      (2) at least two shareholders present in person or by proxy entitled to vote thereat; or

      (3) one or more shareholders present in person or by proxy and representing 10%o or more of all shares carrying the right to vote at the meeting singly or in aggregate.

      Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

7.    Resolution for approved by independent shareholders

      Resolution number 9 is a resolution which require the approval by independent shareholders under the Hong Kong Listing Rules. China Petrochemical Corporation and its associations (as defined under the Hong Kong Listing Rules) will abstain from voting.

8.    Other Business

      (1) The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2) The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

            Rooms 17121716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

            72 Pu Jian Road
            Pudong District
            Shanghai

      (4)   The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China Telephone
            No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022

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Appendix:

Details of the candidates for the Third Session of the Board of Directors of Sinopec Corp

Mr. Li Deshui, aged 62, is nominated to be appointed as an Independent Non-Executive Director of Sinopec Corp. Mr. Li was born in July 1944 and graduated from university in 1967. Mr. Li is a Senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduation from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Head of the First Industrial Planning Office of the Long-term Planning Department of the State Planning Commission. In 1989 he acted as Head of the First Industrial Planning Office of the Long-term Planning Department and Head of the First Industrial Planning Office of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Head of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he acted as Head of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing (directly under the Central Government). In November 1999 he acted as Deputy Director of the Research Office of the State Council and Member of the Party Group. In April 2002, he acted as Secretary to the Party Group and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he acted as Secretary to the Party Group and Head of the State Statistics Bureau, Member of the Monetary Policy Committee of the People's Bank of China and Chairman of China Statistics Institute. In March 2005 he acted as Member of the Tenth Chinese People's Political Consultative Conference. In April 2006 he acted as Member of the Economic Commission. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations.

Details of Messrs. Chen Tonghai, Zhou Yuan, Wang Tianpu, Wang Zhigang, Dai Houliang, Fen Yifei, Yao Zhongmin, Shi Wanpeng and Liu Zhongli are set out in the Notice of Annual General Meeting for 2005 and circular to shareholders of Sinopec Corp. dated 4 April 2006.

The candidates listed above, once elected at the Annual General Meeting, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, remuneration for the services provided by executive directors under their service contracts will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.". The "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp." stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. The remuneration for the services provided by the non-executive directors under their service contracts will be set at RMB5,000 (after-tax) for each attendance at a board meeting. The emolument for services provided by Independent Non-executive Director under the services contract is RMB240,000 per year (before tax). Sinopec Corp. will disclose in the Annual Report for the year 2005 the remuneration obtained by directors of Sinopec Corp. during the reporting period in question.

None of Mr. Chan Tonghai, Mr. Zhou Yuan, Mr. Wang Tianpu, Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Fan Yifei, Mr. Yao Zhongmin, Mr. Shi Wangpeng, Mr. Liu Zhonghi and Mr. Li Deshui has any interest in shares of Sinopec Corp. within the meaning of Part XV of the Securities and Future Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2)(h) to (x) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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Details of the candidates for the Third Session of the Supervisory Committee of
Sinopec Corp

Details of Messrs. Wang Zuoran, Zhang Youcai, Kang Xianzhang, Zhou Huiping and Li Yonggui are set out in the Notice of Annual General Meeting for 2005 and circular to shareholders of Sinopec Corp. dated 4 April 2006.

The candidates above, once approved by the Annual General Meeting, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the remuneration for the services provided by Mr. Zou Huiping under his service contract will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.". The "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp." stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. Mr. Wang Zuoran and Mr. Kang Xianzhang will not be receiving any remuneration from Sinopec Corp. The supervisor's fee for services provided by independent supervisors under their services contract is RMB240,000 per year (before tax). Sinopec Corp. will disclose in the Annual Report for the year 2005 the remuneration obtained by Supervisors of Sinopec Corp. during the reporting period in question.

None of Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Kang Xianzhang, Mr. Zou Huiping and Mr. Li Yonggui has any interests in share of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2)(h) to (x) and The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Declaration by Nominator Regarding the Candidates for Independent Non-executive Directors

The nominator, China Petrochemical Corporation, makes the following statements regarding nomination of Mr. Li Deshui for election as an Independent Non-executive Director of the Third Session of Board of Directors of China Petroleum & Chemical Corporation "Sinopec Corp.) and hereby states that no relationship exists between the candidate and Sinopec Corp. that would affect the independence of the candidate:

The nomination as made after the nominator being fully aware of such details of the candidate as to his occupation, qualification, title, working experience and all of his concurrent positions, etc. (please refer to the Appendix for the detailed resume of the candidate). The written consent of the candidate to be nominated for appointment as an Independent Non-Executive Director has been obtained (please refer to the declaration by the candidate for Independent Non-executive Director). The nominator confirms that the candidate:

1. has the qualifications to hold the office as director of a listed company in accordance with the laws, administrative regulations and other relevant regulations;

2. meets the qualifications for holding the office stipulated by the Articles of Association of Sinopec. Corp.

3. is independent as required by the Guideline Regarding Establishment of Independent Director Systems by Listed Companies issued by the China Securities Regulatory Commission.

      (1) neither the candidate nor his lineal relatives or major social relations holds any position in Sinopec Corp. or its subsidiaries;

      (2) neither the candidate nor his lineal relatives directly or indirectly holds 1% or more of the issued shares of Sinopec Corp or ranks in the top ten shareholders of Sinopec Corp.;

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      (3)   neither the candidate nor his lineal relatives directly or indirectly holds any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp. or entities which rank in the top five shareholders of Sinopec Corp.;

      (4) none of the above 3 situations has occurred to the candidate in the past 1 year;

      (5) the candidate does not provide any financial, legal, management consultancy or technical consultancy services to Sinopec Corp. or its subsidiaries.

4. the number of listed companies in which the candidate is an Independent Non-executive Director does not exceed five (inclusive of Sinopec Corp.).

The nominator hereby warrants the authenticity, completeness and accuracy of the above statements and that they are not misrepresenting or misleading. The nominator is fully aware of the possible consequence which may result from giving any misrepresentation.


                                The nominator: China Petrochemical Corporation

21 April 2006, Beijing

Declaration by the candidate for Independent Non-executive Director

I, Li Deshui, candidate for election as an Independent Non-executive Director of the Third Session of Board of Directors, hereby warrant that no relationship exists between myself and Sinopec Corp. during the term of my office which may affect my independence. My detailed declaration is as follows:

1. neither I nor my lineal relatives or major social relations hold any position in Sinopec Corp. or its subsidiaries;

2. neither I nor my lineal relatives directly or indirectly hold 1% or more of the issued shares of Sinopec Corp.;

3. neither I nor my lineal relatives rank in the top ten shareholders of Sinopec Corp.;

4. neither I nor my lineal relatives directly or indirectly hold any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp.;

5. neither I nor my lineal relatives hold any position in an entity which ranks in the top five shareholders of Sinopec Corp.;

6. none of the 5 situations referred to above has occurred to me during the past 1 year;

7. I do not provide financial, legal, management consultancy or technical consultancy services to Sinopec Corp. or its subsidiaries.

8. I have not received any extra and undisclosed benefits from Sinopec Corp., its substantial shareholders or organizations or individuals with a material interests in Sinopec Corp.

9. I meet the qualifications for holding the position stipulated by the Articles of Association of Sinopec. Corp.

Separately, the number of the listed companies in which I hold position of Independent Non-executive Director does not exceed five (inclusive of Sinopec Corp.).

I understand the responsibilities attached to the position of Independent Non-executive Director and hereby warrant the authenticity, completeness and accuracy of the statements above and that they are not misrepresenting or misleading statement. I am fully aware of the possible consequence for giving misrepresentation. The Shanghai Stock Exchange may rely on this to confirm my qualification and independence. During the term of my office as independent non-executive director, I will comply with

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the rules, regulations and notices issued by the China Securities and
Regulatory Commission and the listing rules of the Shanghai Stock Exchange. I shall also be subject to the regulation of the Shanghai Stock Exchange and will ensure that we devote sufficient time and efforts in dischanging our duties. I will make independent analysis and will not be affected by Sinopec Corp.'s substantial shareholder, actual controller or other parties who may have an interest in Sinopec Corp.

                            Candidate for Independent Non-executive Director of
                                  the Third Session of Board of Directors:
                                                 Li Deshui

18 April 2006, Beijing


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